UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 29, 2007

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   54-1387365
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, August 29, 2007, Dollar Tree Stores, Inc. issued a press release reporting its fiscal 2007 second quarter earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated August 29, 2007 issued by Dollar Tree Stores, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE STORES, INC.

Date: August 29, 2007   By: /s/ Kent A. Kleeberger
                                                                          Kent A. Kleeberger
                                                                          Chief Financial Officer

3

EXHIBITS

Exhibit 99.1 - Press release dated August 29, 2007 issued by Dollar Tree Stores, Inc.

4

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE STORES, INC. REPORTS 17.9% INCREASE IN EARNINGS PER SHARE

CHESAPEAKE, Va. – August 29, 2007 – Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, reported net earnings per diluted share of $0.33, for the fiscal second quarter ended August 4, 2007, an increase of 17.9% over the $0.28 earnings per diluted share for the same period, one year ago. Sales for the quarter were $971.2 million, a 9.9% increase compared to $883.6 million, for the same period, one year ago. Comparable store sales increased 4.4% for the quarter.

"I am pleased to report another strong quarter," said President and CEO Bob Sasser. "Our comparable store sales performance continues to be driven by consistent increases in traffic and ticket. I am particularly encouraged by the improvement in gross margin during the second quarter, and our inventory turns which accelerated by more than 40 basis points for the first half of 2007."

For the second quarter, the gross margin rate was 33.6%, 40 basis points above the 33.2% reported in last year's second quarter. This improvement in rate reflects improved mark-up on merchandise and leverage on buying, distribution, and occupancy costs attributable to the comparable store sales increase.

Selling, general and administrative expenses, as a percentage of sales, were 28.1% in the second quarter of 2007, compared to 27.7% in the same quarter last year. The increase in rate was driven by an approximate $0.02 charge incurred to settle certain employment-related litigation, including related attorney fees, which resulted in 30 basis points of additional selling, general and administrative expense. Increased advertising and debit fees also provided additional pressure on the expense rate in the quarter.

Operating margin in this year's second quarter was 5.5%, which is about 4 basis points higher when compared to the same period, one year ago. Excluding amounts incurred for the employment-related litigation, operating margins would have increased 34 basis points over last year's second quarter.

The Company opened 59 stores, closed 5 stores, and expanded or relocated 26 stores in the second fiscal quarter of 2007. The Company's retail selling square footage totaled approximately 27.5 million at August 4, 2007, an 8.3% increase compared to a year ago.

During the second quarter of 2007, the Company expended $62 million for share repurchase. In consideration of an additional $13 million spent on share repurchase in the third quarter to date, there is approximately $198 million remaining under the $500 million share repurchase program authorized by our Board of Directors last November.

The Company estimates sales for the third quarter of 2007 to be in the range of $1.00 - $1.02 billion, based on a low to low- mid single digit positive comparable store sales increase. Based upon this sales forecast, diluted earnings per share are estimated to be in the range of $0.35 to $0.38.

Full year sales are now forecasted to be in the range of $4.28 to $4.35 billion, based on a low to low- mid single digit positive comparable store sales increase for the full year. Based upon this sales forecast, diluted earnings per share is expected to be $2.04 to $2.14.

On Wednesday, August 29, 2007, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EDT. The telephone number for the call is 800-289-0726. A recorded version of the call will be available until midnight Wednesday, September 5, and may be accessed by dialing 888-203-1112, and the pass code is 6326214. International callers may dial 719-457-0820 and the pass code is 6326214. A webcast of the call is accessible through Dollar Tree's website, www.DollarTree.com/medialist.cfm, and will remain on-line until midnight Wednesday, September 5.

As of August 4, 2007, Dollar Tree operated 3,334 stores in 48 states.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding third-quarter and full year sales and third-quarter and full year diluted earnings per share. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 4, 2007 and our Quarterly Report on Form 10-Q filed June 14, 2007. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
                     Timothy J. Reid
                     757-321-5284
                     www.DollarTree.com

DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)

		Second Quarter ended				Six Months ended		
		Aug. 4, 2007		July 29, 2006		Aug. 4, 2007		July 29, 2006
Net sales	$	971.2	$	883.6	$	1,946.2	$	1,740.1
Cost of sales		644.6		590.3		1,294.3		1,160.7
Gross profit		326.6		293.3		651.9		579.4
		33.6%		33.2%		33.5%		33.3%
Selling, general & administrative expenses		273.2		245.1		536.2		477.7
		28.1%		27.7%		27.6%		27.5%
Operating income		53.4		48.2		115.7		101.7
		5.5%		5.5%		5.9%		5.8%
Interest expense, net		1.6		1.9		3.2		2.8
Income before income taxes		51.8		46.3		112.5		98.9
		5.3%		5.2%		5.8%		5.7%
Income tax expense		19.2		17.3		41.8		37.0
Income tax rate		37.1%		37.4%		37.2%		37.4%
Net income	$	32.6	$	29.0	$	70.7	$	61.9
		3.4%		3.3%		3.6%		3.6%
Net earnings per share:								
Basic	$	0.33	$	0.28	$	0.72	$	0.59
Weighted average number of shares		98.2		103.7		98.7		105.0
Diluted	$	0.33	$	0.28	$	0.71	$	0.59
Weighted average number of shares		98.7		104.1		99.4		105.4

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)

	Aug. 4, 2007	Feb. 3, 2007	July 29, 2006
Cash and cash equivalents	$ 43.5	$ 85.0	$ 49.0
Short-term investments	144.0	221.8	131.4
Merchandise inventories	651.7	605.0	671.0
Other current assets	53.6	56.1	23.5
Total current assets	892.8	967.9	874.9
Property and equipment, net	725.4	715.3	710.5
Intangibles, net	148.9	146.6	145.6
Other assets, net	69.9	52.4	44.3
Total assets	$ 1,837.0	$ 1,882.2	$ 1,775.3
Current portion of long-term debt	18.5	18.8	18.8
Accounts payable	230.7	198.1	211.8
Other current liabilities	138.5	132.0	105.3
Income taxes payable	0.7	43.3	5.0
Total current liabilities	388.4	392.2	340.9
Long-term debt, excluding current portion	250.0	250.0	250.0
Other liabilities	95.3	72.3	70.6
Total liabilities	733.7	714.5	661.5
Shareholders' equity	1,103.3	1,167.7	1,113.8
Total liabilities and shareholders' equity	$ 1,837.0	$ 1,882.2	$ 1,775.3
STORE DATA:			
Number of stores open at end of period	3,334	3,219	3,156
Total selling square footage (in millions)	27.5	26.3	25.4

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)

	Six Months ended	
	Aug. 4, 2007	July 29, 2006
Cash flows from operating activities:		
Net income	$ 70.7	$ 61.9
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	78.3	74.1
Other non-cash adjustments	4.1	(7.9)
Changes in working capital	(58.0)	(22.7)
Total adjustments	24.4	43.5
Net cash provided by operating activities	95.1	105.4
Cash flows from investing activities:		
Capital expenditures	(88.9)	(88.6)
Purchase of short-term investments	(790.5)	(346.8)
Proceeds from maturities of short-term investments	868.3	489.3
Purchase of Deals assets, net of cash acquired of $0.3	-	(54.1)
Other	(4.8)	(1.1)
Net cash used in investing activities	(15.9)	(1.3)
Cash flows from financing activities:		
Principal payments under long-term debt and capital lease obligations	(0.4)	(0.5)
Proceeds from stock issued pursuant to stock-based compensation plans	65.3	14.7
Payments for share repurchases	(198.0)	(136.4)
Tax benefit of stock options exercised	12.4	1.3
Net cash used in financing activities	(120.7)	(120.9)
Net decrease in cash and cash equivalents	(41.5)	(16.8)
Cash and cash equivalents at beginning of period	85.0	65.8
Cash and cash equivalents at end of period	$ 43.5	$ 49.0

Return to Form 8-K